UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                          to

COMMISSION FILE NUMBER 001-34251

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

MEAD JOHNSON NUTRITION (PUERTO RICO) INC. RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MEAD JOHNSON NUTRITION COMPANY
225 North Canal Street
25th Floor
Chicago, Illinois 60606
(312) 466-5800

Table of Contents

C o n t e n t s

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants of the Mead Johnson Nutrition (Puerto Rico) Inc. Retirement Savings Plan
and the Mead Johnson Nutrition Company Benefits Committee

We have audited the accompanying statements of net assets available for benefits of Mead Johnson Nutrition (Puerto Rico) Inc. Retirement Savings Plan (the “Plan”) as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets of the Plan as of December 31, 2016 and 2015, and the changes in net assets for the year ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets held at end of year as of December 31, 2016 and the schedule of delinquent participant contributions for the year ended December 31, 2016 have been subjected to audit procedures performed in conjunction with the audits of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Department of Labor's Rules and Regulations for Reporting under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Plante & Moran, PLLC
Auburn Hills, Michigan
May 30, 2017

Mead Johnson Nutrition (Puerto Rico) Inc. Retirement Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2016 and 2015

	2016	2015
Assets
Investments, at fair value	$2,529,836	$2,317,387

Receivables
Employer’s contributions	61,929	64,506
Participants’ contributions	3,323	6,894
Notes receivable from participants	118,046	46,397

Total Receivables	183,298	117,797

Net Assets Available for Benefits	$2,713,134	$2,435,184

The accompanying notes are an integral part of the financial statements.

Mead Johnson Nutrition (Puerto Rico) Inc. Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2016

Investment Income
Net appreciation in fair value of investments	$103,246
Interest and dividends	74,354

Total Investment Income	177,600

Interest Income on Notes Receivable from Participants	2,856

Contributions
Employer's	143,743
Participants'	110,776
Participants' rollover	24,610

Total Contributions	279,129

Deductions from Net Assets Attributed to
Benefits paid to participants	181,635

Net Increase	277,950

Net Assets Available for Benefits
Beginning of year	2,435,184

End of year	$2,713,134

The accompanying notes are an integral part of the financial statements.

Mead Johnson Nutrition (Puerto Rico) Inc. Retirement Savings Plan

Notes to Financial Statements

Year Ended December 31, 2016

Note 1 - Description of Plan

The following description of the Mead Johnson Nutrition (Puerto Rico) Inc. Retirement Savings Plan (the “plan”) provides only general information. Participants should refer to the plan agreement for a complete description of the plan’s provisions. The plan is a tax-qualified defined contribution plan that is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

General

The plan was established by Mead Johnson Nutrition (Puerto Rico) Inc. (the “Company”), a subsidiary of Mead Johnson Nutrition Company (“MJN”), on February 9, 2009 and covers substantially all employees of the Company. The plan does not cover leased employees or members of a collective bargaining agreement, which does not provide for participation under the plan.

Administration of the Plan

The Company is the plan’s sponsor and the Mead Johnson Nutrition Company Benefits Committee is the plan administrator. Fidelity Workspace Services LLC is the plan’s third-party administrator, and Banco Popular de Puerto Rico is the plan’s trustee.

Certain administrative expenses for the plan, including legal, trustee and consulting fees, are paid by the Company. Only expenses paid by the plan are reflected in the plan’s financial statements.

Eligibility

Employees are eligible to participate in the plan upon date of hire provided that they are scheduled to work at least 1,000 hours during a 12-month period.

Participant Contributions

Participants may contribute an amount equal to 1% to 16% (in whole percentages) of their total compensation in
401(k) deferral contributions, after tax contributions or a combination of the two. Participants who have attained age 50 may make catch-up contributions in addition to their regular contributions. All participant contributions are subject to certain limitations under the Puerto Rico Internal Revenue Code. The plan also accepts rollovers from other qualified retirement plans.

As reported on Schedule H, line 4a, Schedule of Delinquent Participant Contributions for the year ended December 31, 2016, certain participant contributions and participant loan payments were not remitted to the trust within the time frame specified by the Department of Labor's Regulation 29 CFR 2510.3-102, thus constituting nonexempt transactions between the plan and the Company for the year ended December 31, 2016.

Employer Contributions

Employer matching contributions are equal to 100% of a participant’s deferral or after-tax contributions not to exceed 5% of earnings.

The Company also makes additional employer contributions to participants who are employed at the end of the plan year. The additional contribution is calculated as follows:

Age plus Years of Service	Percentage of Earnings
Less than 40	2%
40 - 59	3%
Greater than 60	4%

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s contributions and allocations of plan earnings, and is charged with an allocation of administrative expenses and plan losses. Participants may transfer assets and change their investment elections at any time and at their discretion. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Participants are immediately vested in all of their accounts.

Notes Receivable from Participants

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The loans are collateralized by the balance in the participant’s account and bear interest at rates which are commensurate with local prevailing rates at the time of issuance. Principal and interest are paid ratably through periodic payroll deductions.

Payment of Benefits

Participants are entitled to their vested account balance upon retirement, termination, disability or death. A participant may elect to receive their benefit in the form of a lump-sum payment or periodic installments not to exceed 15 years.  Participants experiencing financial hardship may make in-service withdrawals in accordance with the provisions of the plan.

Agreement and Plan of Merger

On February 10, 2017, MJN entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Reckitt Benckiser Group plc, a company incorporated in England and Wales (“Reckitt Benckiser”), and Marigold Merger Sub, Inc., a Delaware corporation and a wholly owned indirect subsidiary of Reckitt Benckiser (“Merger Sub”), pursuant to which Reckitt Benckiser will indirectly acquire MJN by means of a merger of Merger Sub with and into MJN on the terms and subject to the conditions set forth in the Merger Agreement (the “Merger”). The Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement have been unanimously approved by MJN’s board of directors.
At the effective time of the Merger (the “Effective Time”), on the terms and subject to the conditions set forth in the Merger Agreement, each share of MJN’s common stock outstanding immediately prior to the Effective Time (other than (i) each share held by MJN as treasury stock (other than shares held for the account of clients, customers or other persons), (ii) each share held by Reckitt Benckiser or by any subsidiary of either MJN or Reckitt Benckiser and (iii) each share held by a holder who has not voted in favor of the Merger or consented thereto in writing and who has demanded appraisal for such shares in accordance with Delaware law) will be converted into the right to receive $90.00 in cash, without interest.
Consummation of the Merger is subject to the satisfaction or waiver of certain customary closing conditions, including, among others: (i) the affirmative vote of the holders of a majority of MJN's outstanding shares of common stock; (ii) the affirmative vote of a simple majority of Reckitt Benckiser’s shareholders at a shareholder meeting; (iii) the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended ("HSR"), and the receipt of certain other non-United States regulatory approvals required to consummate the Merger; and (iv) in the case of Reckitt Benckiser's obligations to consummate the Merger, the absence of a Company Material Adverse Effect (as defined in the Merger Agreement). Reckitt Benckiser and Merger Sub's respective obligations to consummate the Merger are not subject to any financing condition or other contingency. With regard to subsection (iii) of the foregoing sentence, MJN received early termination of the HSR waiting period effective as of March 24, 2017.
Under the Merger Agreement, subject to certain exceptions, MJN cannot establish, adopt, enter into or amend any employee plan, except as required by applicable law or the terms of the plan. Following the Merger, MJN expects that employees will be able to adjust the investment mix in their accounts per the standard procedures currently in place. Additional information regarding any changes to the plan sponsor or plan administrator will be provided to account holders at the appropriate time.

Note 2 - Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the plan are prepared under the accrual method of accounting.

New Accounting Pronouncements

In January 2016, FASB issued Accounting Standards Update (ASU) No. 2016-01, Financial Instruments (Subtopic 825-10) - Overall Recognition and Measurement of Financial Assets and Financial Liabilities. ASU No. 2016-01 amended ASC 825, Financial Instruments, which eliminates the requirement to disclose the fair value of financial instruments not recorded at fair value required under ASC 825. This ASU is effective for years beginning after December 15, 2018.  Management does not expect the adoption of this ASU to have a significant impact on the Plan’s financial statements.

Investments

Investments are reported at fair value in accordance with accounting principles generally accepted in the United States (“GAAP”). See Note 3 for a discussion on fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Net appreciation in the fair value of the plan's investments includes gains and losses on investments bought and sold, as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based on the terms of the plan document.

Payment of Benefits

Benefits are recorded when paid.

Management Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of additions to and deductions from net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Note 3 - Fair Value Measurements

GAAP defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the principal market or, in the absence of a principal market, the most advantageous market accessible to the reporting entity as of the measurement date. Under GAAP, the principal market is the market in which the reporting entity would sell the asset or transfer the liability with the greatest volume and level of activity. The most advantageous market, which may be a hypothetical market, is the market in which the reporting entity would sell the asset or transfer the liability with the price that maximizes the amount that would be received for the asset or minimizes the amount that would be paid to transfer the liability, considering transaction costs in the respective market.

GAAP describes three approaches to measuring fair value: the market approach, the income approach and the cost approach. Each approach includes multiple valuation techniques. GAAP does not prescribe which valuation technique should be used when measuring fair value, but does establish a fair value hierarchy that prioritizes the inputs used in applying the various techniques based on the degree to which such inputs are observable to market participants. Inputs broadly refer to the assumptions that market participants use to make pricing decisions, including assumptions about risk.

The plan’s investments are classified in one of the following three categories based upon the inputs used to determine their respective fair values.

•
Level 1 - Quoted prices (unadjusted) for identical assets or liabilities in active markets as of the reporting date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

•
Level 2 - Observable market-based inputs or unobservable inputs that are corroborated by market data. These inputs may include quoted prices for similar assets or liabilities in active markets as well as quoted prices for identical or similar assets or liabilities in inactive markets.

•
Level 3 - Unobservable inputs that cannot be corroborated by market data. These inputs reflect management’s best estimate of fair value using its own assumptions about the assumptions a market participant would use in pricing the asset or liability.

When the inputs used to value an investment fall into more than one level, the investment is classified in its entirety based on the lowest level input that is significant to that investment’s fair value measurement. Management’s assessment of the significance of a particular input to the fair value measurement requires judgment and is dependent on factors specific to the investment. Valuation techniques used need to maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

As of December 31, 2016 and 2015, the following valuation methodologies have been used to value the plan’s investments:

•	Mutual funds - Valued at the publicly traded reported NAV of the shares held by the plan at year-end.

•	Common collective trust - Valued at the NAV as determined by the administrator of the trust. Such NAV is based on the value of the underlying assets and liabilities of the trust.

The fair value of the Fidelity Managed Income Portfolio II is based on the NAV of such fund as reported by the fund manager. This investment has certain limitations on withdrawals and exchanges as follows:

•
Participant-directed - Withdrawals made in order to accommodate distributions to participants or transfers to non-competing investments may be made on any business day.  Transferred amounts must be held in a non-competing investment option for 90 days before subsequent transfers to a competing fund can occur.

•
Non-participant-directed - Withdrawals directed by a plan sponsor must be preceded by a twelve month written notice to Fidelity Management Trust Company (“Fidelity”).  Fidelity, however, may, in its discretion complete any such plan-level withdrawal before the expiration of such twelve month period.  No such notice has been given to Fidelity.

There are no unfunded commitments or other redemption notice requirements related to the common collective trust fund.

•	Common stock fund - Valued at the closing price of the underlying stock as reported on a national securities exchange plus uninvested cash held in the fund.

The methods described above may produce a fair value calculation that might not be indicative of net realizable value or reflective of future fair values. Furthermore, while the plan believes its valuation methods are appropriate and consistent with other market participants, the different methodologies or assumptions used to determine fair value of certain financial instruments could result in a different fair value measurement as of the reporting date.

The following table summarizes by level within the fair value hierarchy the plan’s investments that are measured at fair value on a recurring basis as of December 31, 2016 and 2015:

	December 31, 2016
	Level 1	Level 2	Level 3	Total
Mutual Funds	$2,075,434	$—	$—	$2,075,434
MJN Common Stock Fund	36,468	—	—	36,468

	$2,111,902	$—	$—	$2,111,902

Investments measured at NAV:
Common Collective Trust				417,934

Total investments at fair value				$2,529,836

	December 31, 2015
	Level 1	Level 2	Level 3	Total
Mutual Funds	$1,881,985	$—	$—	$1,881,985
MJN Common Stock Fund	41,606	—	—	41,606

	$1,923,591	$—	$—	$1,923,591

Investments measured at NAV:
Common Collective Trust				393,796

Total investments at fair value				$2,317,387

The plan’s investments are exposed to risks such as interest rate, credit and overall market volatility. Due to these risk factors, it is reasonably possible that changes in the value of investments will occur in the near term and could materially affect the amounts reported in the financial statements.

The plan also holds contributions receivable not measured at fair value on a recurring basis.  The fair value of these assets approximates the carrying amounts in the accompanying financial statements due to the short maturity of the instruments. These financial instruments are valued primarily using level 3 inputs.

Note 4 - Common Stock Fund

Dividends pertaining to MJN common stock will be reinvested in accordance with the provisions of the plan.

Note 5 - Party-in-Interest Transactions

Certain plan investments are shares in mutual funds managed by an affiliate of the plan’s third-party administrator and trustee and, therefore, transactions in these investments qualify as party-in-interest transactions.

In addition, certain administrative, legal and accounting services are performed by Company personnel on behalf of the plan. No charges are made to the plan for such services.

See Note 4 for additional exempt party-in-interest transactions.

Note 6 - Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the plan to discontinue its contributions at any time and to terminate the plan subject to the provisions of ERISA.

Note 7 - Tax Status

The Department of the Treasury of the Commonwealth of Puerto Rico has determined and informed the Company that the plan is designed in accordance with applicable laws and regulations and is, therefore, not subject to tax under present law. The plan is required to operate in conformity with Department of the Treasury of the Commonwealth of Puerto Rico regulations to maintain its qualification. The plan administrator is not aware of any course of action or series of events that have occurred that might adversely affect the plan’s qualified status.

Note 8 - Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 as of December 31, 2016 and 2015:

	2016	2015
Net assets available for benefits per the financial statements	$2,713,134	$2,435,184
Employee and employer contributions receivable	(65,252)	(71,400)
Valuation adjustment for Common Collective Trust	1,446	2,828
Net assets available for benefits per Form 5500	$2,649,328	$2,366,612

The following is a reconciliation of changes in net assets available for benefits per the financial statements to Form 5500 for the year ended December 31, 2016:

Net increase in net assets available for benefits per the financial statements	$277,950
2015 employer and employee contributions receivable	71,400
2016 employer and employee contributions receivable	(65,252)
Valuation adjustment for Common Collective Trust	(1,382)
Net increase in net assets available for benefits per Form 5500	$282,716

Mead Johnson Nutrition (Puerto Rico) Inc. Retirement Savings Plan
Schedule H, line 4i - Schedule of Assets Held at End of Year
December 31, 2016

E.I.N. 26-3546226  Plan Number 002

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost Column	(e) Current Value

		Common Collective Trust
*	Fidelity	Managed Income Portfolio II	**	417,934

		Mutual Funds
*	Fidelity	Growth Company Fund	**	113,173
*	Fidelity	Puritan Fund	**	31,443
*	Fidelity	Spartan U.S. Bond Index Fund	**	35,819
*	Fidelity	Spartan 500 Index Fund	**	486,469
	T. Rowe Price	Retirement 2005 Fund	**	13,998
	T. Rowe Price	Retirement 2025 Fund	**	197,407
	T. Rowe Price	Retirement 2035 Fund	**	283,199
	T. Rowe Price	Retirement 2045 Fund	**	161,002
	T. Rowe Price	Retirement 2050 Fund	**	1,508
	T. Rowe Price	Retirement 2040 Fund	**	165,097
	T. Rowe Price	Retirement 2030 Fund	**	282,283
	T. Rowe Price	Retirement 2020 Fund	**	35,737
	T. Rowe Price	Retirement Balanced Fund	**	38,949
	Northern	Institutional Small Cap Index Fund	**	13,645
	RBC	Small Cap Core	**	64,244
	Vanguard	Total International Stock Index Fund	**	64,539
	American Funds	Europacific Growth Fund	**	24,252
	Vanguard	MidCap IDX ADM	**	5,183
	Delaware Investments	Delaware Value Fund	**	57,487

		Common Stock Fund
*	Mead Johnson Nutrition Company	Mead Johnson Nutrition Co. - 511 shares	**	36,187
*	Fidelity	Interest-bearing cash	**	281

*	Participants	Participant loans - 4.25% to 4.50%	-	118,046
				$2,647,882

*	Party-in-interest
**	Cost information not required

Mead Johnson Nutrition (Puerto Rico) Inc. Retirement Savings Plan
Schedule H, line 4a - Schedule of Delinquent Participant Contributions
Year Ended December 31, 2016

Participant Contributions Transferred Late to the Plan	Total that Constitutes Nonexempt Prohibited Transactions			Total Corrected in VFCP and PTE 2002-51
Check Here if Late Participant Loan Repayments are included:	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP
x	$4,619	$—	$—	$4,439

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MEAD JOHNSON NUTRITION (PUERTO RICO) INC.
RETIREMENT SAVINGS PLAN

By: Mead Johnson Nutrition (Puerto Rico) Inc.

Date:	May 30, 2017		/s/ James E. Shiah
		Name:	James E. Shiah
		Title:	Vice President, and Member of the Mead Johnson Nutrition Company Benefits Committee

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

23.1	Consent of Plante & Moran, PLLC